December 22, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4270
Washington, D.C.  20549
Attention:  Jim Rosenberg
                  Senior Assistant Chief Accountant

Re:          Adeona Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2010
Form 10-Q for the interim period ended June 30, 2010
File No. 001-12584

Dear Mr. Rosenberg:

Thank you for your December 15, 2010 letter regarding Adeona Pharmaceuticals, Inc. (“Adeona”).  We hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

United States Securities and
   Exchange Commission
December 22, 2010

Form 10-K for the Year Ended December 31. 2009

Intellectual Property, page 8

1.           Please confirm that in future filings you will include:

•	The duration of each agreement and a discussion of the termination provisions;
•	The date of expiration of the licenses under each agreement;
•	The amount of the annual maintenance fees you pay under the Thomas Jefferson University and the 2005 University of California license agreements;
•	The aggregate milestone payments under the 2008 University of California license agreement; and
•	The royalty rates you have agreed to pay under each agreement on net sales of products covered by licensed patents.

Response: We confirm that in future filings we will include disclosure regarding all of the items listed above.

2.	Please tell us the amount in dispute under the legal action for past consulting services filed in 2009.

Response: The dispute for past consulting services was settled in September 2010.  In accordance with the Stipulation of Settlement, the Company issued the individual $92,000 worth of shares of its common stock in full settlement of all claims of the individual against the subsidiary.

Notes to the Consolidated Financial Statements. page 43

Note 2. Acquisition of Hart Lab, LLC. page 45

3.
Please provide us draft disclosure for future filings showing the amounts recognized at the acquisition date for each major class of assets acquired and liabilities assumed in accordance with ASC 805-20-50-1c Business Combinations. Identifiable Assets and Liabilities, and any Non-controlling Interest. Depending on the nature of assets and liabilities acquired, please ensure your draft disclosure complies with all requirements in ASC 805-20-50-1.

United States Securities and
   Exchange Commission
December 22, 2010

Response:Our review of the accounting guidance has resulted in the following draft disclosure:

Net Assets Acquired:

Current Assets:
Cash	$5,625
Accounts Receivable – net of allowance of $4,192	$79,657
Equipment – net of accumulated depreciation of $25,536	$39,464
Total	$124,746

Current Liabilities:
Accounts payable	$38,324
Accrued liabilities	$12,593
Capital lease	$31,917
Total	$82,834
Total Net Assets Acquired	$41,912

All assets acquired and liabilities assumed have a book value equivalent to fair value.  The Company did not record any fair value adjustment for contingencies since there were none.

The Company believes that all assets are recoverable and that no impairment or write-down to net realizable value is required. As a result of this business combination, there is no allocation for a non-controlling interest since the Company acquired a 100% controlling interest in Hart Lab, LLC.

Directors. Executive Officers, Promoters and Corporate Governance, page 62

4.
Please provide draft disclosure for future filings which discusses the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director for the registrant.

Response: Set forth below is the draft disclosure that the Company intends to include in its future filings.

JAMES S. KUO, M.D., M.B.A. Dr. Kuo has been a director since February 2007.   Effective February 6, 2010, Dr. Kuo was appointed as our Chairman of the Board, Chief Executive Officer and President.   Dr Kuo was the Chairman and Chief Executive Officer of Cordex Pharma, Inc., a public biopharmaceutical company, from September 2007 until February 1, 2010 and remained as a director until March 13, 2010. From 2003 to 2006, he served as founder, Chairman and Chief Executive Officer of BioMicro Systems, Inc. a private venture-backed, microfluidics company.  Prior to that time, Dr. Kuo was a founder, President and Chief Executive Officer of Discovery Laboratories, Inc. where he raised over $22 million in initial private funding and was instrumental in the company going public. Dr. Kuo was also a founder and board member of Monarch Labs, LLC, a private medical device company. Dr. Kuo is the former Managing Director of Venture Analysis for Healthcare Ventures, LLC, which managed $378 million in venture funds. He has also been a senior licensing and business development executive at Pfizer, Inc., where he was directly responsible for cardiovascular licensing and development. After studying molecular biology and receiving his B.A. at Haverford College, Dr. Kuo simultaneously received his M.D. from the University of Pennsylvania School of Medicine and his M.B.A. from the Wharton School of Business.  From 2004 until October 2009 Dr. Kuo also served as a director of Soligenix, Inc.

United States Securities and
   Exchange Commission
December 22, 2010

Dr. Kuo brings to the Board significant executive leadership and operational experience.  Dr. Kuo’s prior business experience and board service, along with his tenure at Adeona, gives him a broad and extensive understanding of our operations and the proper role and function of the Board.  His prior service on the board of other public companies has provided him with a strong corporate governance expertise. In addition, his medical background allows him to bring to the Board extensive knowledge about our industry.  Due to his business background, he has a broad understanding of the operational, financial and strategic issues facing public companies.

STEVE H. KANZER, CPA, JD. Mr. Kanzer is a co-founder and served as our President from our inception in February 2001 until May 2006.   Mr. Kanzer previously served as our Chief Executive Officer from September 2004 until November 2008, Chairman of the Board until February 6, 2010 and currently serves as a director.    Mr. Kanzer has also been a director and officer of our subsidiaries, including Solovax, Inc., Effective Pharmaceuticals, Inc., Putney Drug Corp. Epitope Pharmaceuticals, Inc. and CD4 Biosciences, Inc. Since December 2000, he has served as co-founder and Chairman of Accredited Ventures Inc. and Accredited Equities Inc., a venture capital firm and investment bank, respectively, which both specialize in the biotechnology industry. Prior to founding Accredited Ventures and Accredited Equities in December 2000, Mr. Kanzer served as Senior Managing Director-Head of Venture Capital at Paramount Capital from 1991 until December 2000. While at Paramount Capital, Mr. Kanzer was involved in the formation and financing of a number of biotechnology companies and held various positions in these companies. Prior to joining Paramount Capital in 1992, Mr. Kanzer was an attorney at the law firm of Skadden, Arps, Slate, Meagher & Flom in New York where he specialized in mergers and acquisitions. Mr. Kanzer received his J.D. from New York University School of Law in 1988 and a B.B.A. in Accounting from Baruch College in 1985, where he was a Baruch Scholar. Mr. Kanzer is active in university-based pharmaceutical technology licensing and has served as Co-Chair of the New York Chapter of the Licensing Executives Society.

Mr. Kanzer has been associated with Adeona since inception and brings to the Board extensive knowledge about our business operations and in particular our licenses and products.   Mr. Kanzer also brings to the Board significant executive leadership and operational experience.  Mr. Kanzer’s legal background  provides him with a broad understanding of the legal issues facing Adeona, the financial markets and the financing opportunities available to Adeona .

United States Securities and
   Exchange Commission
December 22, 2010

JEFFREY J. KRAWS. Mr. Kraws has been a director since January 2006.  Mr. Kraws  is Chief Executive Officer and co-founder of Crystal Research Associates. Well known and respected on Wall Street, Mr. Kraws has received some of the most prestigious awards in the industry. Among other awards, he was given a 5-Star Rating” in 2001 by Zacks and was ranked the number one analyst among all pharmaceutical analysts for stock performance in 2001 by Starmine.com. Prior to founding Crystal Research Associates, Mr. Kraws served as co-president of The Investor Relations Group (IRG), a firm representing primarily under-followed, small-capitalization companies. Previously, Mr. Kraws served as a managing director of healthcare research for Ryan Beck & Co. and as director of research/senior pharmaceutical analyst and managing director at Gruntal & Co., LLC (prior to its merger with Ryan Beck & Company). Mr. Kraws served as managing director of the healthcare research group and senior pharmaceutical analyst at First Union Securities (formerly EVEREN Securities); as senior U.S. pharmaceutical analyst for the Swedish-Swiss conglomerate Asea Brown Boveri; and as managing director and president of the Brokerage/Investment Banking operation of ABB Aros Securities, Inc. He also served as senior pharmaceutical analyst at Nationsbanc Montgomery Securities, BT Alex Brown & Sons, and Buckingham Research. Mr. Kraws also has industry experience, having been responsible for competitive analysis within the treasury group at Bristol-Myers-Squibb Company. He holds an MBA from Cornell University and a B.S. degree from State University of New York-Buffalo. During 2006 through February 2007, Mr. Kraws served as our Vice President of Business Development, on a part-time basis.

Mr. Kraws brings a strong business background to Adeona, having worked as a pharmaceutical analyst for over 22 years.  Mr. Kraws brings to the Board significant strategic, business and financial experience related to the business and financial issues facing pharmaceutical companies. Mr. Kraws has a broad understanding of the operational, financial and strategic issues facing pharmaceutical companies.  Through his services as Adeona’s Vice President of Business Development during 2006 and a part of 2007, he developed extensive knowledge of Adeona’s business.

JEFF RILEY Mr. Riley has been a director since March 16, 2010. Since November 2009, Mr. Riley has served as the Managing Director of Black Crow Ventures, a life science-focused consulting firm with a commercial and transactional focus. He sits on the advisory boards of an Australia-based venture fund (Queensland Biocapital Fund) and Ruga Corporation, a Stanford University spin-out drug discovery company focused on endoplasmic reticulum stress targets. Mr. Riley has held senior corporate and commercial development positions with biotech companies Amphora Discovery, Ontogen Corporation, and AvMax. In these positions, he was responsible for raising equity and negotiating alliances including in-licensing, out-licensing, distribution agreements, technology acquisitions and research agreements with large pharmaceutical companies and government agencies. Mr. Riley's pharmaceutical experience includes commercial management and mergers and acquisition roles for Pfizer and SmithKline Beecham. Additionally, Mr. Riley served as CFO and VP Corporate Development for Nichols Institute Diagnostics, a CLIA-certified molecular diagnostics and reference lab, later acquired by Quest Diagnostics. Prior to attending university, Mr. Riley served in the U.S. Army.

Mr. Riley brings to the Board extensive knowledge of the pharmaceutical industry. Having served in senior corporate positions in biotech and pharmaceutical companies he has a vast knowledge of the industry.  His business experience provides him with a broad understanding of the operational, financial and strategic issues facing public companies.

United States Securities and
   Exchange Commission
December 22, 2010

JEFF WOLF, ESQ. Mr. Wolf has substantial experience in creating, financing, nurturing and growing new ventures based upon breakthrough research and technology. Mr. Wolf is the founding partner of Seed-One Ventures, LLC, a venture capital group focused on seed-stage technology-based investments. Mr. Wolf has been a founder of Elusys Therapeutics, Inc., an antibody-based therapeutic company, Tyrx Pharma, Inc., a biopolymer-based company, Sensatex, Inc., a medical device company and Generation Mobile, Inc. a telecommunications company. Prior to founding Seed-One Ventures, Mr. Wolf served as the Managing Director of The Castle Group, Ltd., a biomedical venture capital firm. At both organizations, Mr. Wolf was responsible for supervising the formation and funding of new technology, biomedical, and service oriented ventures. Mr. Wolf currently sits on the board of Elusys Therapeutics and Netli, Inc. Mr. Wolf received his MBA from Stanford Business School, his JD from New York University School of Law and his BA with honors in Economics from the University of Chicago.

Mr. Wolf also has extensive knowledge of the industry and in particular research and development.  His legal and business background provide him with a broad understanding of the legal, operational, financial and strategic issues facing Adeona.  Having served as a board member on other public company boards, Mr. Wolf has an extensive understanding of the operational, financial and strategic issues facing public companies.

Certain Relationships and Related, Transactions and Director Independence, page 68

5.
Please provide draft disclosure for future filings that discusses your policies and procedures for reviewing and approving the related party transactions that you discloser as required by Item 404(b) of Regulation S-K.

Response:  The following draft disclosure will be added to future filings: “Pursuant to its charter, the Company’s Audit Committee, shall review on an on-going basis for potential conflicts of interest, and approve if appropriate, all “Related Party Transactions” of the Company as required by Section 120 of the NYSE Amex Company Guide. For purposes of the Audit Committee Charter, “Related Party Transactions” shall mean those transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404.

Signatures, page 74

6.
Please amend your filing to include the signature of your Principal Accounting Officer or Controller or, alternatively please tell us if one of the persons already signing the Form. 10-K was acting in that capacity and confirm that you will identify that person as such in future filings.

Response: Dr. James Kuo is also the Principal Accounting Officer.  We will identify him as such in future filings.

United States Securities and
   Exchange Commission
December 22, 2010

Form 10-Q for the Interim Period Ended June 30. 2010

Note 2. Basis of Presentation

Revenue Recognition. page 7

7.
Please tell us why it is appropriate to immediately recognize the entire $2.125 million upfront payment received from Meda AB of Sweden (Meda) in the quarter ended June 30, 2010. Also, tell us what continuing involvement or obligations you have to Meda in accordance with your Sublicense Agreement and how your accounting for each of the deliverables in this agreement is in accordance with ASC 605-10.

Response:  We believe it is appropriate to immediately recognize the entire $2,125 million upfront payment received from Meda in the quarter ended June 30, 2010, since there were no required milestones to be achieved in connection with our agreement with Meda.  Payment was received upon execution of the agreement and is non-refundable, additionally, we have no future commitments or obligations to perform under the terms of the agreement as it pertains to this upfront payment..

In accordance with 605-28, the Company does not have milestones as defined.  In addition, there are no future deliverables, and the payment that was received is non-refundable.

Finally, under SEC Staff Accounting Bulletin Topic 13A-1, we believe that we have complied with the guidance, and that the realization and recognition of revenue in June 2010 reflects both the form and  substance of the transaction.

There are two future milestone payments that the Company will receive from Meda.  Revenue will only be recorded by the Company once the milestones have been achieved and payment has been received.  These milestones and payments are:
•	The Company will receive a $5 million payment upon the acceptance of Meda’s New Drug Application (NDA) by the FDA.
•	The Company will receive a $10 million payment upon the approval of the Meda’s NDA by the FDA.

The Company has no continuing involvement or obligations to Meda.

These future payments are similar in nature to the first payment, and the prior discussion is applicable in the case of these potential future revenue recognition events. The Company believes there are no deliverables as the literature defines.

United States Securities and
   Exchange Commission
December 22, 2010

Revenue Recognition

8.
Please provide us draft disclosure for future filings of your revenue recognition policy to specifically disclose your accounting policy for each deliverable included in your license agreements, including up-front fees, milestone payments and royalties.

Response:  Currently, our only license agreement that generates revenue is with Meda.

The Company records revenue when all of the following have occurred: (1) persuasive evidence of an arrangement exists, (2) the service is completed without further obligation, (3) the sales price to the customer is fixed or determinable, and (4) collectability is reasonably assuredThe Company recognizes milestone payments or upfront payments that have no contingencies as revenue when payment is received.  The Company has two streams of revenue, license revenue and laboratory revenue.

On May 6, 2010, the Company entered into a Sublicense Agreement (the “Meda Agreement”) with Meda AB of Sweden (“Meda”) for the development and commercialization of Effirma (flupirtine) for fibromyalgia.  As consideration for the sublicense, the Company received an up-front payment of $2.5 million upon execution of the Meda Agreement. This payment was recorded as license revenue in June 2010. Pursuant to the Company’s license agreement with McLean Hospital, the Company paid 15% of the $2.5 million payment ($375,000) to McLean Hospital.  The payment to McLean Hospital was netted against the revenues received from Meda AB for financial statement purposes.  The Company is also entitled to additional milestone payments of $5 million upon filing of a New Drug Application with the United States Food and Drug Administration for flupirtine for fibromyalgia and $10 million upon marketing approval. The Meda Agreement also provides that the Company is entitled to receive net royalties of 7% of net sales of flupirtine approved for the treatment of fibromyalgia covered by issued patent claims in the United States and Japan.  The Meda Agreement provides that Meda AB will assume all future development costs for the commercialization of flupirtine for fibromyalgia. Pursuant to the terms of the Company’s agreement with McLean Hospital, the Company is obligated to pay them half of the royalties the Company receives.  Future milestone payments will be recorded as revenue when payment is received as there are no future deliverables, and it is non-refundable.We will make similar disclosure for any future license agreements.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
   Exchange Commission
December 22, 2010

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

LM:ckg
Enclosures
cc:  Adeona Pharmaceuticals, Inc.